Exhibit 99.28

Guardian 8 Exploring Sales Opportunities in India

International Interest in Pro V2 Affirms Worldwide Move Toward Non-Lethal Security and Digital Documentation

SCOTTSDALE, AZ--(Marketwired - Mar 6, 2015) -  Guardian 8 Corporation, a wholly owned subsidiary of Guardian 8 Holdings (OTCQB: GRDH), announced today that it will send a third party representative to India to present the Pro V2 to the country's police and security forces. According to the representative, India has more than 1.5 million police officers, 500,000 home guards and 5 million security officers, almost all of whom are unarmed.

Dignitaries in India recently expressed interest in non-lethal weapons and digital documentation at the 43rd All India Police Science Congress, which was held in March of 2013 and comprised 80 senior police officers, criminologists, forensic scientists and academics from all over India. They deliberated on issues in the police force, including the need for police to provide more than just oral testimony as evidence, the potential for non-lethal weapons to reduce the use of excessive force, and the lack of data collection. The Pro V2 solves all of these issues as an enhanced non-lethal [ENL] device, which has a Bluetooth® alerting platform integrated with its non-lethal technologies, and includes an officer-perspective video capture system.

"This presents an enormous opportunity for widespread adoption of the Pro V2. The fact that leaders in India and other countries are interested in equipping their officers with enhanced non-lethal tools demonstrates that a world standard is emerging for accountability of both parties in a conflict," said Guardian 8 CEO Steve Cochennet. "India's police force has indicated that it wants to improve, and doing so will build trust in their communities. We are engaging them now to pursue those efforts by implementing the Pro V2."

Guardian 8's representative, Inder Sharma, is a serial entrepreneur with 20 years of experience in India and familiarity with its security industry. He has solicited the interest of the Bureau of Police Research and Development, the Central Association of Private Security Industry (CAPSI) and other state government agencies. Police officers and security guards are near equivalent in India, making the Pro V2 an ideal tool for both public and private security in the country.

About Guardian 8 Holdings

Guardian 8 Holdings, through its wholly owned operating subsidiary, Guardian 8 Corporation, is the developer and manufacturer of the Pro V2, an enhanced non-lethal (ENL) response to threats that revolutionizes how companies keep workplaces safe and mitigate risk. The Pro V2 is a defensive device that provides any operator with non-lethal means to protect themselves and others, allowing time for law enforcement response, while initiating communication and incident recording. The Pro V2 is an intermediate option for response to aggressive subjects, developed as a solution for security professionals seeking a flexible tool with a layered defense approach. Guardian 8 was awarded the "Campus Safety BEST Award" for 2014 in the personal gear and equipment category, one of "Ten Companies to Watch" in March 2014 by the Phoenix Business Journal, and an ASIS Accolades Award for "Security's Best." To learn more about the company and its personal protection product line, visit www.Guardian8.com. Follow Guardian 8 on LinkedIn, YouTube, Facebook and Twitter. Sign up for investor alerts at http://ir.guardian8.com/email-alerts.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21B of the Securities Exchange Act of 1934, as amended. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward-looking statements."

Such statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Such statements involve risks and uncertainties, including but not limited to: any implied or perceived benefits resulting from sending the representative to India; actual size of the Indian market; actual acceptance of the Pro V2 device in India; Guardian 8's ability to export the Pro V2 device into India and other countries; Guardian 8's and its subsidiaries business prospects; the ability of Guardian 8 to execute its business plan; benefits of the Pro V2 device; any other effects resulting from the information disclosed above; risks and effects of legal and administrative proceedings and government regulation; future financial and operational results; competition; general economic conditions; and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Important factors that could cause actual results to differ materially from the forward-looking statements Guardian 8 makes in this press release include market conditions and those set forth in reports or documents it files from time to time with the SEC. Guardian 8 undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Media Contact
Susan Krause
Sr. Marketing Manager
Guardian 8 Corporation
7432 E. Tierra Buena Lane, Suite 102
Scottsdale, AZ 85260
O: 480-426-1060
C: 480-620-0182
skrause@guardian8.com

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